FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	April	2009
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RIM Launches BlackBerry App World	4

Document 1

April 1, 2009

FOR IMMEDIATE RELEASE

RIM Launches BlackBerry App World

Users Able to Easily Discover and Download a Wide Range of Applications Directly From Their BlackBerry Smartphone

Waterloo, ON

•	Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today launches BlackBerry App World™, a new on-device application store for BlackBerry smartphones.

•	At launch, BlackBerry App World brings together a broad mix of personal and business applications for users to discover.

•

BlackBerry App World is immediately available to BlackBerry smartphone users in the United States, United Kingdom and Canada, with more country launches to follow. Users in these countries can download the BlackBerry App World application to their BlackBerry smartphone by visiting www.blackberry.com/appworld from their handset.*

•	BlackBerry App World is designed to automatically present the relevant catalog of applications available for a user’s specific BlackBerry smartphone model.

•	Users can conveniently access BlackBerry App World over both Wi-Fi and cellular networks.

•	Mike Lazaridis, President and Co-CEO at Research In Motion, will highlight BlackBerry App World in his keynote this morning at CTIA 2009 in Las Vegas.

•	BlackBerry App World features currently include:

o

Front Page Carousel - BlackBerry App World showcases several applications on its front page carousel, making it easy for users to browse through a select number of featured applications. Featured applications will vary from week to week, helping users discover new applications for practically every aspect of life.

o	Top Downloads – The “Top Downloads” area on BlackBerry App World lists applications that are the most downloaded.

o	Categories – BlackBerry App World will feature a variety of application categories. Current categories include:

-more-

▪ Entertainment ▪ Games ▪ Maps and Navigation ▪ Music and Video ▪ News and Weather ▪ Personal Finance and Banking ▪ Personal Health and Wellness	▪ Productivity and Utilities ▪ Professional and Business ▪ Reference and eBooks ▪ Social Networking and Sharing ▪ Sports and Recreation ▪ Travel

o	Search – BlackBerry App World includes a keyword search capability.

o

Reviews – Applications on BlackBerry App World can be reviewed by users and those reviews are reflected in star ratings. Users can easily access and read reviews from other users, see screenshots and read a description of each application before they download it.

o	Recommend – BlackBerry App World users can recommend applications to other people through email, PIN, SMS message or BlackBerry® Messenger.

o

Application Storage – BlackBerry App World includes a folder called My World, which can keep track of applications the user has downloaded. It is a personal storage space that allows users to uninstall and re-install applications and to easily transfer purchased applications to a new BlackBerry smartphone.

•	BlackBerry App World supports both free and for-purchase applications.

•	Quotes:

“The BlackBerry platform provides a truly unparalleled mobile experience for millions of people and we are thrilled today to enhance that experience with a new app store that helps connect consumers with developers and carriers,” said Mike Lazaridis, President and Co-CEO. “BlackBerry App World aggregates a wide variety of personal and business apps in a way that makes it very easy for consumers to discover and download the apps that suit them while preserving the appropriate IT architecture and controls required by our enterprise customers.”

“BlackBerry App World provides a fantastic new resource for consumers and an equally exciting progression of business opportunities for our developer and carrier partners,” said Jim Balsillie, Co-CEO. “We are launching BlackBerry App World with a solid selection and we look forward to working with our partners to continue delivering the types of apps that best suit our customers’ personalized needs and interests.”

-more-

•	RIM expects approximately 1,000 applications to be posted by partners on BlackBerry App World this week, including applications from popular brands such as:

▪ Bloomberg ▪ ClearChannel (iheartradio) ▪ Gameloft ▪ Hotel Reservation Service ▪ LIVESTRONG.COM ▪ Lonely Planet ▪ MTV Networks	▪ New York Times ▪ Pandora ▪ salesforce.com ▪ Shazam ▪ Slacker ▪ Viigo ▪ WorldMate

•	Contacts:

Media: Marisa Conway Brodeur Partners (PR Agency for RIM) (212) 336-7509 mconway@brodeur.com	Investor Contact: RIM Investor Relations (519) 888-7465 investor_relations@rim.com

*BlackBerry App World is available for BlackBerry smartphones with a trackball or touch-screen running BlackBerry device software 4.2 or higher.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries.  All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	April 1, 2009	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations